Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (the “Company”)

2500 Park Place, 666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

Item 2.	Date of Material Change

October 24, 2022

Item 3.	News Release

A news release with respect to the material change was disseminated by the Company on October 24, 2022 through Business Wire and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On October 24, 2022, the Company announced the resignation of Sidney Dillard from its board of directors.

Item 5.1	Full Description of Material Change

On October 24, 2022, the Company announced that board director Sidney Dillard has tendered her resignation, effective immediately. Ms. Dillard has accepted a board position at a large national health insurance provider and is resigning from her board position with the Company to avoid any potential regulatory conflicts.

Item 5.2.	Disclosure of Restructuring Arrangements

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993

Email: john.schetz@crescolabs.com

Item 9.	Date of Report

October 25, 2022.